Exhibit 99.1

Independent Proxy Advisory Firm Institutional Shareholder Services Recommends That
Caesarstone’s Shareholders Vote “FOR” Caesarstone’s Entire Slate of Director
Nominees on the WHITE Card

ISS Recommends Shareholders DO NOT VOTE on Kibbutz’s GOLD Proxy Card

NOVEMBER 19, 2015, MP MENASHE, Israel — (BUSINESS WIRE) — Caesarstone Sdot-Yam Ltd. (NASDAQ: CSTE) (“Caesarstone” or the “Company”) today announced that Institutional Shareholder Services Inc. (“ISS”), a leading independent proxy advisory firm, issued its recommendation that shareholders vote “FOR” all of Caesarstone’s nominees – Moshe Ronen, Shachar Degani, Amihai Beer, Amit Ben Zvi, Ronald Kaplan, Yonatan Melamed and Ofer Tsimchi, and “AGAINST” the nominees of Kibbutz Sdot-Yam (the “Kibbutz”) – Amnon Dick and Yitzhak (Itzick Sharir), on the WHITE proxy card. ISS also specifically recommended that shareholders DO NOT vote the GOLD proxy card of the Kibbutz. Finally, ISS recommends that shareholders vote in favor of Proposal Nos. 4, 5, 6, 7 and 8 on the WHITE proxy card. The Company’s annual general meeting will be held on December 3, 2015.

ISS is a leading independent proxy advisory firm which provides research and advisory services to institutional investors with respect to voting decisions by assessing governance, business, legal, political and accounting risks at public companies throughout the world.  ISS’s clients include institutional investors, mutual funds, pension funds and other fiduciaries.

The Company is pleased that, after hearing arguments from both the Company and the Kibbutz and carefully reviewing the voting alternatives, ISS has recommended that shareholders vote “FOR” the Company’s nominees and “AGAINST” the Kibbutz’s nominees. The Company reiterates that the Company’s independent nominating committee has selected each of the Company’s nominees after careful vetting. The Company’s nominees possess diverse skills, expertise and backgrounds, and include Kibbutz representatives, a well-qualified American director, a majority of independent directors and an independent chairman.

In recommending that Caesarstone shareholders vote “FOR” all of Caesarstone’s nominees, ISS stated in its November 19, 2015 report:[1]

•
“[T]he dissident has not demonstrated that there is a problem with board dynamics or identified specific issues which could lead to a vote in favor of the Kibbutz independent nominees instead of the independent nominees proposed by the Company.”

•
“More importantly, the dissident has not provided adequate explanations to justify that i) a change in the boardroom is warranted and ii) the two independent candidates presented by management are not qualified enough to serve on the board.”

•	“No corporate governance concerns are raised with the [Company’s] nominees. As the board adheres to market practice by maintaining an independent audit committee, these nominees warrant support.”
•
“Overall, we have not identified major concerns in relation to the operational performance (which arguably depends on the U.S. growth rates due to the Company’s exposure in the U.S. market), strategy or the corporate governance of the Company.”

Caesarstone shareholders are reminded that their vote is extremely important, no matter how many or how few shares they own. All shareholders of record as of November 3, 2015 are entitled to vote at the 2015 annual general meeting of shareholders. Caesarstone urges shareholders to follow ISS’s recommendation and vote “FOR” ALL of Caesarstone’s director nominees – Moshe Ronen, Shachar Degani, Amihai Beer, Amit Ben Zvi, Ronald Kaplan, Yonatan Melamed and Ofer Tsimchi and “AGAINST” the Kibbutz’s nominees — Amnon Dick and Yitzhak (Itzick) Sharir – on the WHITE proxy card today.

If shareholders have questions or need assistance in voting their shares for the upcoming annual general meeting, they may contact Caesarstone’s proxy solicitor, Morrow & Co. Morrow & Co. can be reached by dialing +203-658-9400 or toll-free within the United States at 800-662-5200, or via e-mail at CSTE@morrowco.com.

[1] Permission to use the above quotations has been neither sought nor obtained.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone’s inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone’s four collections of products — Classico, Supremo, Motivo and Concetto — are available in over 50 countries around the world. For more information about the Company, please visit our website www.caesarstone.com. (CSTE-E)

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company’s plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of expanding its manufacturing facilities. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; changes in raw material prices, particularly polymer resins and pigments; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; the outcome of silicosis claims and the claim by our former quartz processor; unpredictability of seasonal fluctuations in revenues; delays in manufacturing if our suppliers are unable to supply raw materials; and other factors discussed under the heading “Risk Factors” in our most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contacts

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James Palczynski, +1-203-682-8229
Partner